FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2010
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors : A J Wright (Chairman), Dr M A Ramphele (Deputy Chairman), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer),
K Ansah
#
, C A Carolus, R Dañino*, A R Hill
≠
, R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British,
≠
Canadian,
#
Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary : C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax +27 11 562-9838
www.goldfields.co.za

Enquiries
Investor Enquiries

Willie Jacobsz
Tel      +508 839-1188
Mobile +857 241-7127
email   Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel      +27 11 562-9706
Mobile +27 (0) 83 309-6720
email   Nikki.Catrakilis-Wagner@
            goldfields.co.za
Media Enquiries

Sven Lunsche
Tel      +27 11 562-9763
Mobile +27 (0) 83 260 9279
email   Sven.Lunsche@goldfields.co.za
MEDIA RELEASE
SHAREHOLDERS APPROVE BEE DEALS
Johannesburg, 2 November 2010: Gold Fields Limited (Gold
Fields) (JSE, NYSE, NASDAQ Dubai: GFI) today held its AGM and a subsequent general meeting to vote on the black economic
empowerment transactions, detailed in a statement on 5 August
2010.
All the resolutions listed in the 2010 Annual Report were approved by the AGM. The BEE transactions were approved at the general meeting by an overwhelming majority of 99.8% of the 85% of
shareholders who voted.
The transactions, which are still subject to a number of other suspensive conditions, will enable Gold Fields to meet its 2014
BEE ownership commitments and should be completed before the end of 2010.
Gold Fields new chair, Dr Mamphela Ramphele, who took over the role from Alan Wright at the conclusion of today’s AGM, said in her remarks that the BEE deals approved today “set a benchmark for the nature and structuring of empowerment transactions.
“With the approval of these transactions, the shareholders of Gold
Fields have ensured that South African employees of Gold Fields will also be shareholders of this company. This is now their company and the future of Gold Fields is their future, not only as employees, but also as co-owners,” Dr Ramphele said.
ends
Notes to editors
About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable production of 3.5 million gold equivalent ounces per annum from nine operating mines in South Africa, Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and nearmine exploration projects at various stages of development. Gold Fields has total attributable gold equivalent Mineral Reserves of 78 million ounces and Mineral Resources of 281 million ounces. Gold Fields is listed on JSE Limited (primary listing), the New York
Stock Exchange (NYSE), the NASDAQ Dubai Limited, the Euronext in Brussels
(NYX) and the Swiss Exchange (SIX).

Sponsor: J.P. Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 November 2010

GOLD FIELDS LIMITED
By:

Name:  Mr W J Jacobsz
Title:     Senior Vice President: Investor
             Relations and Corporate Affairs